January 29, 2021

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Standard Investments ETFs (Inv. Co. Act File #: 811-22986) (the “Registrant”)

Dear Ms. Fettig:

On December 1, 2020, you provided comments on the Registrant’s Annual Reports on Form N-CEN filed on March 13, 2020 and Form N-CSR filed on March 4, 2020 with respect to the fiscal year ended December 31, 2019. The Registrant and its series are referred to herein collectively as the “Funds” and individually as a “Fund.” For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding. Defined terms, unless otherwise defined herein, have the meanings given them in the respective Annual Report.

Comments on Form N-CEN

1.	Comment: For Item B.10, the Fund answered “yes” to whether any matters were submitted for shareholder vote – please confirm whether there was a shareholder vote.

Response: The “yes” response was erroneously carried over from a prior N-CEN filing. None of the Funds submitted any matters for a shareholder vote during the reporting period.

2.	Comment: For Item B.12(a), the Fund answered “yes” that claims were filed under the fidelity bond – please confirm whether claims were made under the fidelity bond.

Response: The “yes” response was incorrect. No claims were filed under the fidelity bond during the period.

3.	Comment: For Item C.4, the Fund answered “no” that it does not seek to act as a non-diversified fund; however the prospectus states the Funds are non-diversified. Please confirm whether the response should be yes or no.

Response: The “no” response was incorrect. Each Fund seeks to operate as a “non-diversified” fund as such term is defined in the Investment Company Act of 1940, as amended.

Comments on EDGAR

4.	Comment: Please review series and class information in EDGAR and revise as necessary to reflect any fund liquidations.

Response: The Trust has marked as inactive any series that have liquidated or terminated and that have, if applicable, submitted their final proxy voting record on Form N-PX and been identified as a terminated series in response to Item B.6.a.ii of Form N-CEN.

Aberdeen Standard Investments Inc.

1900 Market Street, Suite 200, Philadelphia, PA 19103

Telephone: +1 215 405 5700

Comments on Form N-CSR

5.	Comment: On pages 5, 7 and 10, the portfolio holdings charts are based on notional value. In future filings, please include a note that the short-term collateral is not included.

Response: The requested change will be made to future filings.

6.	Comment: On pages 4, 6 and 9, the management’s discussion of fund performance includes references to expense ratios. In future filings, please disclose the date as of which the expense ratios are provided.

Response: The date as of which the expense ratios are provided will be included in future filings.

7.	Comment: In the Notes to Financials, Note 9, page 29, in future filings please disclose whether any creation or redemption fees are retained by the Fund, and if so, please disclose the accounting policies for these fees.

Response: The requested disclosure will be added to future filings.

8.	Comment: On page 40 there is a link for the premium and discount information, but premium and discount information does not appear to be available on the linked page. Please provide instructions on how to access the information or update the link to the page where the information is located. Further comments may be provided following review of the relevant disclosure.

Response: From the link included on page 40 of the report (http://www.aberdeenstandard.com/en-us/us/investor/fund-centre), the premium/discount information can be found by clicking on “Pricing Information”, clicking on the drop down for the relevant Fund name and by choosing the “Share” link under the Shareclass column for the Fund. For future shareholder reports, we intend to utilize a more direct link (www.aberdeenstandardetfs.us), which will take investors to a landing page for our ETFs where the link to the premium/discount information is available by clicking on the “Share” link under the drop down for each Fund.

9.	Comment: Please explain where the Code of Ethics can be found for purposes of Item 2(f) of Form N-CSR.

Response: The Code of Ethics was most recently filed as an Exhibit to Form N-CSR for the period ended December 31, 2018, and was inadvertently omitted from the Trust’s Form N-CSR for the period ended December 31, 2019 due to an administrative error. Going forward, the Trust intends to file the Code of Ethics as an exhibit to Form N-CSR, commencing with the Form N-CSR for the period ending December 31, 2020.

10.	Comment: Please confirm in correspondence whether the Advisor is current in its payments to service providers to the Funds.

Response: The Advisor is current in its payment to service providers to the Funds.

11.	Comment: In future filings, please disclose the terms of the sub-advisory agreement in the shareholder report.

Response: The requested disclosure will be added to future filings.

12.	Comment: The last paragraph of Note 4 references a contractual waiver of advisory fees equal to the fees paid by to the Advisor by the Subsidiaries. In supplemental correspondence, please explain how the waiver is calculated.

Response: The waiver of advisory fees is equal to the amount of fees received by the Advisor from the Subsidiary. The calculation of the advisory fee paid by the Subsidiary to the Advisor is detailed in response to Comment 13 below.

13.	Comment: Note 4 includes the information about the calculation of the advisory fee and references the Fund’s subsidiary. The Funds’ prospectus does not include language about the subsidiary in relation to the advisory fee. Please explain how the fees for the Funds’ Subsidiaries are paid.

Response: The advisory fee paid by each Fund is based on the Fund’s average daily net assets, which includes the net assets of the relevant Subsidiary. In recognition of this, and as disclosed in the prospectus, the Advisor has contractually agreed to waive the management fees that it receives from the Fund in an amount equal to the management fee paid to the Advisor by the Subsidiary. The registration statement provides that “Aberdeen Standard Investments ETFs Advisors LLC serves as the investment advisor to the Fund and the Subsidiary.” The registration statement states that “The Advisor is also responsible for the general management and administration of each Subsidiary pursuant to a separate investment advisory agreement with the Subsidiaries.” The registration statement further states that “The Advisor also serves as advisor to each Subsidiary and each Subsidiary pays a proportion of the management fee of the Advisor. The Advisor has contractually agreed to waive the equivalent portion of the management fee that it receives from the Fund.” Additional disclosure about the advisory and Subsidiary fees will be added to future filings.

The advisory fee for the Subsidiary is calculated as the average net assets of the Subsidiary multiplied by the advisory fee rate. The same advisory fee is charged to both the Fund and the Subsidiary. However, the wholly owned Subsidiary is included in the assets of the relevant Fund. Therefore, the advisory fee would technically be calculated on the assets in each Fund’s Subsidiary twice – once on a stand-alone basis for the Subsidiary itself and again with the advisory fee calculation of the Fund. The waiver is in place to ensure the advisory fee is not being charged twice on the same assets. The 2019 advisory fee calculation with waiver for Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF (“BCI”) is included below to help illustrate:

	Gross Advisory Fee	Waiver	Net Advisory Fee
BCI (includes BCI’s Subsidiary as part of BCI’s asset)	411,948	—	411,948
BCI’s Subsidiary	90,434	(90,434)	—
Total	502,382	(90,434)	411,948

14.	Comment: Please explain why the gross expenses are higher than the advisory fee in the financial highlights. What other expenses are charged to the Fund and how do they align with the advisory agreement?

Response: Each Subsidiary is wholly owned by the relevant Fund and is consolidated for reporting purposes. Upon consolidation, the expenses of the Subsidiary, which for 2019 consisted of the advisory fee paid to the Advisor, became an expense of the Fund and was included in gross expenses. In order to ensure the advisory fee is not charged twice on the same assets, the Advisor waives a portion of the advisory fee paid to it by the Fund in the amount of the advisory fee paid to it by the Subsidiary, which reduced the Fund expenses to the amount of the advisory fee. For future registration statements, the management fee will include the Fund and Subsidiary management fee similar to the presentation in the shareholder report.

15.	Comment: Note 4 details the following exclusions from the management fee:

The Advisor pays most of the expenses of the Funds, including the cost of the Sub-Advisor, transfer agency, custody, fund administration, Independent Trustees and all other non-distribution related services necessary for the Funds to operate (“Covered Expenses”). Covered Expenses do not include the fee payments under the Investment Advisory Agreement, interest expenses, brokerage commissions and other trading expenses, legal fees or expenses in connection with litigation or arbitration, extraordinary expenses, taxes, fees related to securities lending and distribution expenses paid by the Funds under their Rule 12b-1 Plans.

Please ensure that the Notes to Financial Statements accurately reflect the exclusions from the management fee.  (Yellow highlighted areas of the agreement do not appear to be reflected in the disclosure.)  Please also explain if the Fund has been appropriately charged fees in accordance with the terms of the investment advisory agreement.

https://www.sec.gov/Archives/edgar/data/1597934/000138713119001623/ex99-d1.htm

The Adviser agrees to pay all expenses of the Trust, except for: (i) brokerage expenses and other fees, charges, taxes, levies or expenses (such as stamp taxes) incurred in connection with the execution of portfolio transactions or in connection with creation and redemption transactions (including without limitation any fees, charges, taxes, levies or expenses related to the purchase or sale of an amount of any currency, or the patriation or repatriation of any security or other asset, related to the execution of portfolio transactions or any creation or redemption transactions); (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) compensation and expenses of counsel to the Trustees of the Trust who are not officers, directors/trustees, partners or employees of the Adviser or its affiliates (the “Independent Trustees”); (iv) compensation and expenses of the Trust’s chief compliance officer; (v) extraordinary expenses (in each case as determined by a majority of the Independent Trustees); (vi) distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (vii) interest and taxes of any kind or nature (including, but not limited to, income, excise, transfer and withholding taxes); (viii) any fees and expense related to the provision of securities lending services; and (ix) the advisory fee payable to the Adviser hereunder. The internal expenses of pooled investment vehicles in which a Fund may invest (acquired fund fees and expenses) are not expenses of the Trust and are not paid by the Adviser. The payment or assumption by the Adviser of any expense of the Trust that the Adviser is not required by this Agreement to pay or assume shall not obligate the Adviser to pay or assume the same or any similar expense of the Trust on any subsequent occasion.

Response: The Funds have been appropriately charged in accordance with the terms of the investment advisory agreement. The yellow highlighted areas that are included in the investment advisory agreement, but were not listed in Note 4 given that no such expenses currently exist for the Funds. The Fund’s Independent Trustees do not have their own counsel and the compensation and expenses of the CCO are not charged to the Funds. The Funds did not invest in any pooled investment vehicles, and in any event any related fees and expenses would not be expenses of the Trust under the terms of the investment advisory agreement and therefore would not be carved out from Covered Expenses. The fees of a pooled investment vehicle would be reflected in the net asset value of the pooled investment vehicle and not separately charged to an investor. For future reports, in the note related to the management fee, the disclosure of exclusions from Covered Expenses will more closely track the investment advisory agreement.

* * *

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:	Andrea Melia, Aberdeen Standard Investments Inc.
Thomas C. Bogle, Dechert LLP